Exhibit 99.1

Arris Resources Inc.

Management’s

 Discussion &

 Analysis

2nd Quarter Report

For the period ending June 30, 2008

1250 West Hastings Street

Vancouver, BC

V6E 2M4

Tel:  (604) 687-0879  /  Fax:  (604) 408-9301

General

Management’s discussion and analysis (“MD&A”) has been prepared based on information available to Arris Resources Inc. (“Arris” or the “Company”) as of August 31, 2008.  MD&A provides a detailed analysis of the Company’s business and compares its results with those of the previous year and should be read in conjunction with the Company’s consolidated financial statements for the period ended June 30, 2008 and the Company’s audited consolidated financial statements for the year ended December 31, 2007.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  This MD&A may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

The Company is a Canadian resource exploration and development company with assets in the oil and gas sector in Alberta, Canada.

The resource exploration business is risky and most resource exploration projects will not become oil and gas producers.  The Company may offer an opportunity to another company to acquire an interest in a property in return for funding all or part of the exploration and development of the property.  For the funding property acquisitions and exploration that the Company conducts, the Company depends on the issue of shares from the treasury to investors.  These stock issues depend on numerous factors including a positive mineral and resource exploration environment, positive stock market conditions, a Company’s track record, and the experience of management.

Forward Looking Information

Certain statements contained in the MD&A constitute forward looking statements.  Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements.  Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made.

Overview of Exploration Projects

Alexander Prospect - Alberta

In February, 2007 the Company entered into a purchase and sale agreement (the “Agreement”) with Arctos Petroleum Corp. (“Arctos”) whereby Arctos agreed to sell to the Company an interest in the Alexander Area, Alberta property in consideration for a purchase price of $150,000 plus GST.

Arris holds a 30% working interest in 64 gross Ha (19.2 Net Ha) of onshore P&NG rights in Alexander, Alberta. The property includes a producing Ellerslie/Wabamun oil well at 6-7-57-1W5 and a 40% interest in an oil battery at 3-7-57-1W5. Arris Resources is in a non-participation penalty position on both the well and battery and does not currently receive production or fee revenues from these assets.

An additional 960 gross Ha of non-producing land in this Area expired in 2007. Arris Resources held an average 40% working interest in the expired lands.

Results of Operations

Year to date (6 months)

For the six months ending June 30, 2008 the Company reported a net loss of $59,975 ($0.00 per share) as compared to a net gain of $15,611 ($0.00 per share) for the same period in 2007.  This change was mainly due to forgiveness of debt that company had on its books during 2007 and an increase in expenses during 2008.  Cash and cash equivalents changed mainly due to money received in return for the obligation to issue shares for this period versus the same period in 2007 - $1,059,365 compared to $764,583.

In the six months the Company granted no Stock Options.

2nd Quarter (3 months)

For the three months ending June 30, 2008 the Company reported a net loss of $61,428 ($0.00 per share) as compared to net gain of $22,206 ($0.00 per share) for the same three months in 2007. This change is mainly due to increase in expenses in 2008 as when compared to 2007.

Summary of Quarterly Results

The summary of quarterly results has been prepared in accordance with Canadian GAAP.

	Revenue $	Income (Loss) $	Income (Loss) per share $
June 30, 2008	Nil	(61,428)	(0.00)
March 31, 2008	Nil	1,453	(0.00)
December 31, 2007	Nil	(25,361)	(0.00)
September 30, 2007	Nil	(13,583)	(0.00)
June 30, 2007	Nil	22,206	0.00
March 31, 2007	Nil	(6,595)	(0.00)
December 31, 2006	Nil	(14,471)	(0.02)
September 30, 2006	Nil	(7,394)	(0.00)
June 30, 2006	Nil	(57,829)	(0.01)

As the Company is still in the exploration and development stage, variances in its quarterly losses are not affected by sales or production-related factors.  Year over year increased costs are generally attributed to successful financing activities which result in the Company being able to conduct more exploration, which results in additional overhead costs to maintain.

The Company did not record any stock-based compensation in the quarter ending June 30, 2008.

Liquidity

Financing of operations is achieved primarily by issuing share capital.  At June 30, 2008 the Company had $1,059,365 in cash and term deposits and working capital of $897,928

Arris’ investing activities revolve around developing its properties.  The Company did not spend any money on the development of its Alexander prospect during the quarter, compared to $150,000 in 2007.

Capital Resources

The Company’s primary capital assets are resource property assets.  The Company capitalizes all costs related to its properties until those properties are placed in production, sold or abandoned.

The Company has adequate financial resources to conduct its activities for the next year and currently does not anticipate difficulties in raising additional funding if needed.

There were 5,250,000 share purchase warrants exercised at a price of US$0.065 per share for total proceeds of $341,250.

The Company does not anticipate the payment of dividends in the future.

Transactions with Related Parties

There were no major transactions with related parties during the period ended June 30, 2008.

Proposed Transactions

There are no transactions that will materially affect the performance of the Company.

Critical Accounting Estimates

The Company’s accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2007.  Management considers the following policies to be the most critical in understanding the judgments and estimates that are involved in the preparation of its consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates relate to the determination of impairment of assets, and useful lives for depreciation and amortization.  Financial results as determined by actual events could differ from those estimates.

Accounting for Stock Options

The fair value of stock options used to calculate compensation expense has been estimated using the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

Changes in Accounting Policies including Initial Adoption

On January 1, 2007, the Company adopted several new accounting standards related to accounting changes, financial instruments, comprehensive income and hedges that were issued by the Canadian Institute of Chartered Accountants (“CICA”).  These policies are outlined in Note 2 in the financial statements for the period ended December 31, 2008.

The CICA, with its new policies, is looking to account for changes in asset values that typically have not been reflected in historical financial statements.  Assets re-valued under this policy are typically liquid assets such as investments.  There has been no change in accounting for long-term or capital assets.  This policy change brings Canadian GAAP in line with international accounting standards.

The adoption of these standards does not impact the opening equity and losses of the Company.

Share Data

The authorized capital of the Company consists of unlimited common shares.  As of the date of this report, there are 7,293,368 common shares issued and outstanding.

Pursuant to the Company’s Stock Option Plan, the Company may issue up to 729,336 incentive stock options to purchase common shares of the Company.  During the quarter ending June 30, 2008, there were no stock options exercised or cancelled, and no stock options granted. Currently, there are no stock options outstanding.

The following is a summary of Company’s outstanding warrants as of June 30, 2008.

5,250,000   exercisable at US$0.065 - expiring July 31, 2009

Risks and Uncertainties

The Company’s principal activity is oil and gas exploration and development.  Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, oil and gas prices, political and economical.

The Company has no significant source of operating cash flow and no revenues from operations.  None of the Company’s oil and gas properties currently have reserves.  The Company has limited financial resources.  Substantial expenditures are required to be made by the Company to establish reserves.

The property interests the Company has are in the exploration stages only, are without proven reserves of commercial levels of production.  Oil and gas exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into commercially producing wells.  If the Company’s efforts do not result in commercial production at the Alexander Prospect, the Company will be forced to look for other exploration projects.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters.

The Company’s functional currency is the Canadian dollar.

Other

Additional information relating to the Company can be accessed through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.